

07002140



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USBX Advisory Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Olympic Blvd., Suite 500 East
(No. and Street)

Santa Monica, CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman (310) 315-6734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USBX Advisory Services, LLC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 13 day of Feb, 2007

Veda Morrison
Notary Public

Signature

C.F.O
Title



VEDA MORRISON
Commission # 1574622
Notary Public - California
Los Angeles County
My Comm. Expires Apr 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Board of Directors and Member of
USBX Advisory Services, LLC:

We have audited the accompanying statement of financial condition of USBX Advisory Services, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USBX Advisory Services, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2007

USBX Advisory Services, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 4,309,238
Accounts receivable	657,212
Furniture and equipment, net	60,843
Lease deposit	150,000
Securities, not readily marketable	280,700
Other assets	22,030
Total assets	$ 5,480,023

Liabilities and Member's capital

Liabilities	
Accounts payable & accrued expenses	$ 38,332
Accrued bonuses & commissions expense	678,120
Deferred revenue	78,889
Income taxes payable	11,790
Total liabilities	807,131
Commitments and contingencies	–
Member's capital	4,672,892
Total liabilities and member's capital	$ 5,480,023

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Advisory fees	$ 6,736,950
Interest and dividend income	77,621
Investment gains (losses)	(2,137)
Other income	39,485
Total revenue	6,851,919
Expenses	
Employee compensation & benefits	2,161,357
Commissions	1,742,583
Communications	69,005
Occupancy & equipment rental	357,318
Taxes, licenses and fees, other than income taxes	400,139
Other operating expenses	1,683,463
Total expenses	6,413,865
Net income (loss) before income tax provision	438,054
Income tax provision	12,590
Net income (loss)	$ 425,464

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2006

	Member's Capital
Balance at December 31, 2005	$ 4,387,428
Distributions	(140,000)
Net income (loss)	425,464
Balance at December 31, 2006	$ 4,672,892

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 425,464
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 18,860	
Investment (gains) losses	2,137	
(Increase) decrease in:		
Accounts receivable	1,550,562	
Other assets	4,880	
(Decrease) increase in:		
Accounts payable & accrued expenses	(90,255)	
Accrued bonuses and commissions expense	(1,158,038)	
Deferred revenue	66,389	
Total adjustments		394,535
Net cash and cash equivalents provided by (used in) operating activities		819,999
Cash flows from investing activities:		
Purchase of office equipment	(39,459)	
Net cash and cash equivalents provided by (used in) investing activities		(39,459)
Cash flows from financing activities:		
Distributions	(140,000)	
Net cash and cash equivalents provided by (used in) financing activities		(140,000)
Net increase (decrease) in cash and cash equivalents		640,540
Cash and cash equivalents at beginning of year		3,668,698
Cash and cash equivalents at end of year		$ 4,309,238

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ 2,703	
Income taxes		$ 12,590

Supplemental disclosure of noncash activities:
During the year ended December 31, 2006, the Company received $400,000 in preferred stock and $9,000 in warrants, in lieu of compensation for its services. The Company reallocated $125,600 of the preferred stocks and $2,700 of the warrants, to its employees in lieu of commission. These amounts are recorded in the income statement at these gross amounts. See Note 4.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

USBX Advisory Services, LLC (the "Company"), was originally incorporated in the State of Delaware on June 6, 2000. On June 21, 2000, the Company converted from a corporation into a single member limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Santa Monica, CA, and has an office in McLean, Virginia.

The Company is an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions for the small-to-medium sized business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a wholly-owned subsidiary of USBX, Inc. (the "Parent").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Advertising costs are expensed as incurred. For the year ended December 31, 2006, the Company charged $118,465, to other operating expenses for advertising costs.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 1: GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment is depreciated over its estimated useful life of three (3) to seven (7) years by the straight-line method.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California in addition to minimum California tax.

Rent expense for the year ended December 31, 2006, was $353,136.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment is recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 10,056	7
Office equipment	8,262	5
Computer hardware	90,562	3
Computer software	6,250	3
	115,130	
Less: accumulated depreciation	(54,287)	
Furniture and equipment, net	$ 60,843	

Depreciation expense for the year ended December 31, 2006 was $18,860.

Note 3: LEASE DEPOSIT

The lease deposit is a letter of credit for $150,000 held at the Company's bank. This letter of credit serves as a lease security deposit for the office space occupied by the Company.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable, consist of 27,440 shares of preferred stock and 210,000 warrants, carried $274,400 and $6,300 respectively. These securities are carried at cost, which was the agreed upon compensation for the Company's services.

Note 5: INCOME TAXES

The Company is subject to the California limited liability company gross receipts tax and a minimum tax provision of $800. At December 31, 2006, the Company recorded the gross receipts tax of $11,790, and the minimum income tax of $800, for a total tax provision of $12,590.

Note 6: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent. The Company or the Parent allocate mutual expenses paid by each, in proportion to the use of the other. For the year ended December 31, 2006, there were no expenses allocated between the Company and the Parent.

The Company has pledged a $150,000 letter of credit, for the Parent, to serve as a security deposit for office space occupied by the Company. See Note 3.

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies
The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2006, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

The Company's Parent is a corporation with several classes of stock, namely common and convertible preferred stock. As of April 5, 2006, the shareholders of the Parent, with a greater than 50% approval, may request a redemption of the all the outstanding shares of the convertible preferred stock. The Parent must then redeem these shares from any source of funds legally available, by paying in cash in three (3) equal annual installments. Since the Parent is a holding company and has no operations of its own, it would look to the Company to pay for a redemption. Should a redemption be voted on and approved, it would have a material impact on the Company's ability to maintain its operations and continue as a going concern. Management of the Parent company owns more then 50% of the shares, and they currently have indicated no intention of requesting any redemption.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. *48, Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component ofother comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $3,496,564 which was $3,442,755 in excess of its required net capital of $53,809; and the Company's ratio of aggregate indebtedness ($807,131) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $8,581 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 3,487,983
Adjustments:		
Member's capital	$ 7,300	
Non-allowable assets	6,824	
Haircuts	(3,987)	
Undue concentration	(1,556)	
Total adjustments		8,581
Net capital per audited statements		$ 3,496,564

USBX Advisory Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Member's capital		$ 4,672,892
Less: Non-allowable assets		
Accounts receivable	$ (657,212)	
Furniture and equipment, net	(60,843)	
Lease deposit	(150,000)	
Securities, not readily marketable	(280,700)	
Other assets	(22,030)	
Total adjustments		(1,170,785)
Net capital before haircuts and undue concentration		3,502,107
Less: Haircuts and undue concentration		
Haircuts certificate of deposit	(3,987)	
Undue concentration	(1,556)	
Total haircuts and undue concentration		(5,543)
Net capital		3,496,564
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 53,809	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		53,809
Excess net capital		$ 3,442,755
Ratio of aggregate indebtedness to net capital	0.23: 1	

There was a $8,581 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 10.

See independent auditor's report.

USBX Advisory Services, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

USBX Advisory Services, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

USBX Advisory Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors and Member of
USBX Advisory Services, LLC:

In planning and performing our audit of the financial statements of USBX Advisory Services, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2007

END